

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 22, 2025

Stewart Lor
Chief Executive Officer
X3 Holdings Co., Ltd.
Suite 412, Tower A, Tai Seng Exchange
One Tai Seng Avenue
Singapore 536464

      Re: X3 Holdings Co., Ltd.
          Form 20-F for the Fiscal Year Ended December 31, 2023
          File No. 001-38851

Dear Stewart Lor:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Technology

cc: Yu Wang